AB 3/10

08029446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1717 CAPITAL MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 CONTINENTAL DRIVE
(No. and Street)

NEWARK (City) DE (State) 19713-4329 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY GREENE (614) 677-5512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 MARKET STREET (Address) PHILADELPHIA (City) PA (State) 19103-2499 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Jerry Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1717 Capital Management Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lynne Warrick
Notary Public, State of Ohio
My Commission Expires 01/28/2013

NOTARIAL SEAL STATE OF OHIO

Signature

VP/Chief Financial Officer
Title

2/28/08
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
1717 Capital Management Company:

We have audited the accompanying statement of financial condition of 1717 Capital Management Company (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1717 Capital Management Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 2 to the financial statements, the Company changed its method of accounting for legal costs.

KPMG LLP

Philadelphia, PA
February 27, 2008

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2007

Assets		
Cash and cash equivalents	$	8,839,330
Receivables:		
Investment companies		1,906,900
Brokers and dealers		267,729
Other receivables		16,705
		2,191,334
Intangible asset (net of accumulated amortization of $1,455,992)		2,644,008
Capitalized software costs (net of accumulated amortization of $89,868)		1,446,689
Prepaid expenses and other		353,467
Deferred tax asset		2,020,563
Clearing organization deposit		65,195
Total assets	$	17,560,586
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	3,746,313
Sales commissions and related bonuses payable		1,715,691
Accounts payable and accrued expenses		592,240
Total liabilities		6,054,244
Contingencies - Note 9		
Stockholder's equity:		
Capital stock, $1 par value, authorized 5,000 shares; issued and outstanding, 2,295 shares		2,295
Capital contributed in excess of par value		23,061,430
Accumulated deficit		(11,557,383)
Net stockholder's equity		11,506,342
Total liabilities and stockholder's equity	$	17,560,586

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

Revenues	
Revenue from sales of variable products of affiliates	$ 31,862,935
Revenue from sales of commissionable securities	19,036,259
Investment advisory fees	8,561,464
Revenue from sales of noncommissionable securities and other	3,675,315
Interest and dividends	498,520
	63,634,493
Expenses	
Registered representatives' compensation from sales of variable products of affiliates	31,862,935
Registered representatives' compensation from sales of commissionable securities and other advisory services	22,631,934
Compensation and benefits	4,808,058
Other operating expenses	4,540,060
	63,842,987
Loss before federal income taxes	(208,494)
Federal income tax benefit	(66,022)
Net loss	$ (142,472)

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Capital Stock, $1 Par Value	Capital Contributed in Excess of Par Value	Accumulated Deficit	Net Stockholder's Equity
Balance at January 1, 2007	$ 2,295	$ 23,061,430	$ (12,474,587)	$ 10,589,138
Change in Accounting Principle, net of tax- See Note 2			1,059,676	1,059,676
Net loss	-	-	(142,472)	(142,472)
Balance at December 31, 2007	$ 2,295	$ 23,061,430	$ (11,557,383)	$ 11,506,342

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(142,472)
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash charges to income:		
Amortization		337,860
Deferred income taxes		57,120
(Increase) decrease in:		
Receivables		1,002,526
Prepaid expenses and other		(144,140)
Decrease in:		
Sales commissions and related bonuses payable		(1,127,088)
Accounts payable and accrued expenses		(3,010,379)
Payable to affiliates		(1,362,199)
Net cash used in operating activities		(4,388,772)
Cash flows from investing activities:		
Capitalized software costs		(1,193,830)
Net cash used in investing activities:		(1,193,830)
Cash flows from financing activities:		0
Net decrease in cash and cash equivalents		(5,582,602)
Cash and cash equivalents, beginning of year		14,421,932
Cash and cash equivalents, end of year	$	8,839,330
Supplemental cash flow information:		
Income taxes received	$	123,142

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1. Organization

1717 Capital Management Company (the Company) is a wholly-owned subsidiary of Nationwide Provident Holding Company (NPHC), which is wholly-owned by Nationwide Life Insurance Company of America (NLICA). NLICA is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). NLICA became a wholly-owned subsidiary of NFS on October 1, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, investment trust units, and limited partnership interests. The Company is the principal distributor of variable life insurance policies issued by both NLICA and Nationwide Life and Annuity Company of America (NLACA), a wholly-owned subsidiary of NLICA. The Company is also a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries, Nationwide Life Insurance Company (NLIC) and Nationwide Life and Annuity Insurance Company (NLAIC).

2. Significant Accounting Policies

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash deposits and a Federal Home Loan Bank note with an original maturity of three months or less. The carrying amount of cash and cash equivalents in the balance sheet approximates its fair value.

Intangible Asset

As a result of the acquisition by NFS in 2002, and the application of purchase accounting, the Company has established an intangible asset.

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 141 requires the application of purchase accounting to be applied to all business combinations, including the allocation of the purchase price to all assets acquired and liabilities assumed. The Company established an intangible asset in the amount of $4,100,000 on October 1, 2002, representing the present value of future income to be generated by existing accounts and all other revenue generating arrangements.

2. Significant Accounting Policies, continued

Intangible Asset, continued

SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), addresses how intangible assets should be accounted for after initial recognition. The Company has determined that the intangible asset is to be amortized over its estimated life of 22 years based upon undiscounted cash flows. The Company evaluates the recoverability and remaining useful life of the intangible asset each reporting period to determine whether events and circumstances warrant impairment to the carrying value or a revision to the remaining period of amortization. The Company completed its annual impairment testing and concluded that there were no impairment losses on existing intangibles in 2007.

Capitalized Software

SOP 98-1, "Accounting for the Costs of Computer Software Developed", requires that companies capitalize qualifying costs related to the "development stage" of internally developed software. The Company monitors costs related to internally developed software to determine if any costs should be capitalized. These capitalized costs primarily include external and internal related development costs that are identifiable, have a determinate life, relate to probable future economic benefits and meet the criteria for recognition as an asset in the financial statements. Once the "development stage" is completed, these capitalized costs are amortized over their estimated useful lives, not to exceed three years (unless otherwise deemed by management) and are reviewed for impairment by management on a quarterly basis.

Revenue Recognition

Securities transactions (and related revenue from sale of investment company shares, which is reported as revenue from sales of commissionable securities) are recorded on a trade date basis.

The Company receives commissions based on the sales of variable products of affiliates and subsequently pays commissions to the registered representatives. The transactions are recorded when earned. Commission revenue is reported as revenue from sales of variable products of affiliates. Commission expense is reported as registered representatives' compensation from sales of variable products of affiliates.

The Company earns revenue from fee-based asset management programs in which another company manages the investments and financial planning services directly for clients. Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Investment advisory revenue is reported as investment advisory fees. Investment advisory expense is recognized as incurred and is reported as registered representatives' compensation from sales of commissionable securities and other advisory services.

Investment Income

Dividend and interest income is accrued as earned. Realized gains and losses are recorded on the trade date.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies, continued

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns commission and concession income. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

The Company derives the majority of its revenues from sales generated by the career agents and personal producing general agents of NLICA and NLACA.

In certain instances, the Company's cash balances exceeded the Federally insured limits of $100,000 per institution.

Income Taxes

The Company is included in the consolidated Federal income tax return of NPHC. The tax benefits resulting from any operating losses by the Company that would be realized by NPHC based on a consolidated return go to the benefit of the Company. In 2008, NFS will be eligible to and will elect to file a single consolidated federal income tax return with its downstream subsidiaries.

A consolidated return is not permitted for state income tax purposes. The Company files separate state income tax returns.

The Company adopted the provision of FASB Interpretation No 48, *Accounting for Uncertainty in Income Taxes,* (FIN 48) on January 1, 2007. The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe in accordance with the requirements of FIN 48. FIN 48 clarifies the accounting for uncertainty in accordance with FASB Statement No 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure. Reserves are reviewed regularly and are adjusted as events occur that Management believes impact its liability for additional taxes. The Company believes that its income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company's financial condition, results of operation or cash flow. Therefore no reserves for uncertain tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. The Company has completed its federal income tax examination through 2002, and with limited exceptions is no longer subject to any income tax examinations with major taxing jurisdictions through this period.

The Company's policy for recording interest and penalties associated with audits is to record such amounts "below the line" as income tax expense. For the year ending December 31, 2007 the Company has no interest accrued for tax settlements.

2. Significant Accounting Policies, continued

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. In 2007, the Company's accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies.

The Company has presented its financial statements and accompanying notes as applicable for all years presented to retroactively apply the adoption of the change in accounting principle described above. The impact of the item described above was a $1,059,676 decrease to accumulated deficit as of January 1, 2007, which is net of $570,594 of taxes.

3. Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined under such provisions. The Rule also requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital. The minimum net capital requirement was $403,616 at December 31, 2007.

At December 31, 2007, aggregate indebtedness was 1.35 times net capital, and net capital amounted to $4,476,157. The amount of net capital in excess of the statutory requirement was $4,072,541 at December 31, 2007.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

4. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3 (k)(2)(i).

To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as Special Account for the Exclusive Benefit of Customers of the Company.

5. Related Party Transactions

The Company has entered into cost sharing agreements with Nationwide Mutual Insurance Company (NMIC), majority owner of NFS, and other affiliates, including NLICA, as a part of its ongoing operations. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. The Company incurred expenses under these agreements of $9,248,741 in 2007 for these services.

During 2007, the Company reported revenue and related commission expense for sales of the following NLICA, NLACA, NLIC and NLAIC products:

NLICA variable life	$13,881,842
NLACA variable life	2,611,806
NLIC and NLAIC variable life	4,094,313
NLIC and NLAIC variable annuities	11,274,974
	$31,862,935

6. Intangible Asset

At December 31, 2007, the gross carrying amount of the intangible asset was $4,100,000 and the accumulated amortization was $1,455,992. Amortization is based upon an expected life of 22 years. The amortization expense for the year ended December 31, 2007 was $247,992. Estimated amortization expense for the next five years is as follows:

For year ended 12/31/2008	$236,000
For year ended 12/31/2009	$224,000
For year ended 12/31/2010	$213,000
For year ended 12/31/2011	$202,000
For year ended 12/31/2012	$192,000

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

6. Intangible Asset, continued

The Company completed its annual impairment testing and concluded that there were no impairment losses on the intangible in 2007.

7. Income Taxes

The income tax benefit for 2007 was as follows:

Total current Federal tax benefit	$ (123,142)
Total deferred tax expense	57,120
Total tax benefit	$ (66,022)

The benefit for income taxes differs from the amount of income tax benefit determined by applying the applicable statutory Federal income tax rate to pretax loss (including the state tax benefit) as a result of the following differences:

Federal income tax benefit at statutory rate	$ (72,973)
Increase in effective rate resulting from:	
Meals and entertainment and other adjustments	6,951
Total tax benefit	$ (66,022)

Significant components of the Company's deferred tax assets and liabilities at December 31, 2007 are as follows:

Deferred tax assets:	
State net operating loss carryforward	$ 1,517,555
Federal net operating loss carryforward	2,617,366
Accruals	328,600
Total gross deferred tax assets	4,463,521
Less valuation allowance	(1,517,555)
Net deferred tax assets	2,945,966
Deferred tax liabilities:	
Intangible asset	(925,403)
Gross deferred tax liability	(925,403)
Net deferred tax asset	$ 2,020,563

7. Income Taxes, continued

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes is more likely than not that it will not be realized. The Company has state net operating loss carry-forwards (which have a 20 year carry-forward), the tax effect of which was $1,517,555 at December 31, 2007. As a result of carryforward limitations, a valuation allowance has been established against the entire balance at December 31, 2007. The increase in the valuation allowance during 2007 was $187,659. Management of the Company believes that it is more likely than not that the federal deferred tax assets will be realized upon the ability of the Company to file a consolidated federal income tax return with its ultimate parent, NFS, in 2008.

8. Agreement With Carrying Broker

The Company has entered into an agreement with a broker (the carrying broker) to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The carrying broker remits commission revenue to the Company net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2007.

9. Contingencies

The Company is a defendant, often in connection with NLICA and/or other affiliated entities, in lawsuits related to its securities business.

The Company accrues amounts related to legal matters if it is probable that a liability has been incurred as of the balance sheet date and the amount of the loss can be reasonably estimated. Given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has been the subject of scrutiny by regulators, legislators and the media over the past several years. Numerous regulatory agencies, including the SEC and the NASD, have commenced industry-wide investigations regarding issues in connection with sales practices for variable insurance contracts, and have commenced enforcement actions against some companies on those issues. The Company has been contacted by regulatory agencies with respect to variable product sales practices, and is cooperating and responding to such inquiries.

10. Subsequent Event

Currently, the Company is one of two retail broker-dealers of the larger NMIC enterprise. On or about November 19, 2007, the Company, along with Nationwide Securities, Inc. (NSI), the other retail broker-dealer, filed with the Chicago District Office of Financial Industry Regulatory Authority ("FINRA," formerly NASD) a continuance membership application pursuant to NASD Rule 1017 requesting approval for the consolidation of these two retail broker-dealers into a

10. Subsequent Event, continued

single retail broker-dealer, NationwideSecurities, LLC (NSLLC), a newly created limited liability company. Under the request, NSLLC would succeed NSI pursuant to a plan of merger and the Company would then merge into NSLLC. If FINRA approves the 1017 application as filed, NSLLC would conduct business as an introducing broker-dealer and engage in those activities that the Company is currently authorized to engage in.

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership of equity from balance sheet	$ 11,506,342
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	11,506,342
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	11,506,342
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Schedule of Nonallowable Assets	(6,966,280)
	B. Other (deductions) and/or charges	(63,600)
7.	Other additions and/or credits	-
8.	Net capital before haircuts on securities positions	4,476,462
9.	Haircuts on securities:	
	C. Treasury bill	-
	D. Security Positions	(305)
10.	Net capital	$ 4,476,157

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 403,616
12.	Minimum net capital requirement of reporting broker	250,000
13.	Net capital requirement (greater of line 11 or 12)	403,616
14.	Excess net capital (line 10 less line 13)	4,072,541
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 3,870,733

Continued

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934, Continued

December 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$ 6,054,244
17.	Add drafts for immediate credit	-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19.	Total aggregate indebtedness	$ 6,054,244
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	135%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by 1717 Capital Management Company included in the Firm's unaudited Part II FOCUS Report filing as of the same date.

SCHEDULE OF NONALLOWABLE ASSETS (LINE 6A)

Intangible assets	$ 2,644,008
Receivables from investment companies, brokers and dealers, affiliates and others	501,553
Deferred tax asset	2,020,563
Prepaid expenses and other	1,800,156
Total line 6A	$ 6,966,280

See accompanying independent auditors' report.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

The Audit Committee of the Board of Directors
1717 Capital Management Company:

In planning and performing our audit of the financial statements of 1717 Capital Management Company (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 (k)(2)(i). The Company does not carry margin accounts; promptly transmits all customer funds and delivers all securities received in connection with its activities as the broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts designated as Special Account for the Exclusive Benefit of Customers of the Company.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, PA
February 27, 2008

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